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Filed Pursuant to Rule 433
Registration No. 333-131076
December 18, 2006

ENBRIDGE ENERGY PARTNERS, L.P.
5.875% Notes due 2016

Issuer:	Enbridge Energy Partners, L.P.
Ratings:	Baa2 (Moody's, Negative) / BBB (S&P, Stable)
Note type:	Senior Unsecured Notes
Maturity:	10 years
Minimum denomination:	$1,000
Pricing date:	December 18, 2006
Settlement date:	December 21, 2006
Maturity date:	December 15, 2016
Principal amount:	$300,000,000
Benchmark:	T 4.625% due 11/15/16
Benchmark Yield:	4.587%
Re-offer spread:	+130 bps
Re-offer yield to maturity:	5.887%
Coupon:	5.875%
Public offering price:	99.912%
Underwriting spread:	0.65%
Optional Redemption:	Make whole call T+ 25 bps
Interest payment dates:	June 15 and December 15, beginning June 15, 2007
CUSIP:	29250R AH 9
ISIN:	US29250RAH93
Joint Bookrunning Managers:	Wachovia Capital Markets, LLC HSBC Securities (USA) Inc.
Co Managers:	ABN AMRO Incorporated Banc of America Securities LLC Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Lazard Capital Markets, LLC SunTrust Capital Markets, Inc. UBS Securities LLC
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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Wachovia Capital Markets, LLC at (866) 289-1262 or HSBC Securities (USA) Inc. at (866) 811-8049.
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ENBRIDGE ENERGY PARTNERS, L.P. 5.875% Notes due 2016